Exhibit 3.1

STATE OF DELAWARE CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Cantabio Pharmaceuticals Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.

The resolutions setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH:

(a)The total number of shares of stock which the corporation is authorized to issue is 250,000,000 shares of common stock having a par value of $ 0.001 per share.

(b)On June 17, 2019 (the “Effective Date”), the issued shares of common stock, with a par value of $.001 per share (“Old Common Stock”), outstanding or held as treasury shares as of the close of business on the Effective Date, shall automatically without any action on the part of the holders of the Old Common Stock be reverse split (the “Split”) on a one-for-five thousand basis so that five thousand (5,000) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of Common Stock, with a par value of $.001 per share (“New Common Stock”). Any fractional shares resulting will be exchanged for cash at $ 0.01296 per share of Old Common Stock in such fractional share. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof (unless they are to receive cash for a fractional share). Until surrender, each Old Certificate will continue to be valid and represent New Common Stock equal to onefive thousandth the number of shares of Old Common Stock excluding any fractional shares. Prior to the Effective Date, there are 112,724,148 issued and outstanding shares of Old Common Stock and 137,275,852 authorized but unissued shares of Common Stock. On the Effective Date, there will be approximately 21,359 issued and outstanding shares of New Common Stock and approximately 249,978,641 authorized but unissued shares of New Common Stock.

SECOND: That the majority shareholders provided a written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware voting the necessary number of shares as required by statute were favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 14th day of

June 2019.

By:  /s/  Thomas Roger Sawyer

Authorized Officer

Title: Chief Operating Officer

Name: Thomas Roger Sawyer